

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

AUG 2 6 2003

जा. क्रमांक / No. FILE NO. 82.4524 दिनांक / तारीख / Date :

CO/S&B/VR/2003/ 2488 21.08.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2486 dated the August 21, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)



03029575

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : FILE NO. 82.4524 दिनांक / तारीख / Date :

CO/S&B/VR/2003/2486 21.08.2003

Dear Sir,

LISTING AGREEMENT : CLAUSE 35
DISTRIBUTION SCHEDULES

In terms of Clause 35 of the Listing Agreement, we enclose for your information six copies of distribution schedules of our equity as on the date of book closure, i.e., 08.07.2003. In this connection, we advise that only the following entities have shareholding more than 5% of our equity.

i)	Reserve Bank of India	59.726%
ii)	Bank of New York as Depository Bank for GDRs (GDR holders do not have voting rights)	7.88%

2. Kindly acknowledge receipt.

Yours faithfully,



GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

True copy



SHARES & BONDS
CORPORATE CENTRE
MUMBAI

DSCH0707.WKS

FILE NO. 82.4524

APPENDIX I TO REGULATION 2
(REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 7th July, 2003

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	643081	99.442%	350567530	6.661%
5001	10000	1631	0.252%	12792750	0.243%
10001	20000	717	0.111%	10957870	0.208%
20001	30000	279	0.043%	7163110	0.136%
30001	40000	143	0.022%	5178370	0.098%
40001	50000	96	0.015%	4572350	0.087%
50001	100000	198	0.031%	14772460	0.281%
100001	Above	544	0.084%	4856984340	92.286%
TOTAL		646689	100.000%	5262988780	100.000%



DSCH0707.WKS

FILE NO. 32.4524

PHYSICAL

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 7th July, 2003

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	511580	79.108%	257734720	4.897%
5001	10000	300	0.046%	2201280	0.042%
10001	20000	97	0.015%	1395710	0.027%
20001	30000	44	0.007%	1067620	0.020%
30001	40000	13	0.002%	432160	0.008%
40001	50000	5	0.001%	223500	0.004%
50001	100000	7	0.001%	516240	0.010%
100001	Above	10	0.002%	3146322200	59.782%
TOTAL		512056	79.181%	3409893430	64.790%
ADD: DEMAT SHARES		134633	20.819%	1853095350	35.210%
GRAND TOTAL		646689	100.000%	5262988780	100.000%


CORPORATE

DSCH0707.WKS

FILE NO. 82.4524

DEMAT

APPENDIX I TO REGULATION 2
[REGULATION 2-4 (ii)

Distribution Schedule

Name of Company : STATE BANK OF INDIA

Distribution of EQUITY SHARES as on 7th July, 2003

(Kind of Security)

Total Nominal Value Rs.	5262988780
Nominal Value of each share Rs.	10
Total Nos. of shares	526298878
Paid-up value per share Rs.	10
** Distinctive Nos. From	000000001
** Distinctive Nos. To	526890000

** Refer ANNX-01 (DNR BREAK-UP)

DEMAT

TABLE I
DISTRIBUTION OF HOLDINGS

Share holding of nominal value of		Share holders		Share Amount	
Rs.	Rs.	Number	% to Tot	(In Rs.)	% to Tot
(1)		(2)	(3)	(4)	(5)
Upto	5000	131501	20.335%	92832810	1.764%
5001	10000	1331	0.206%	10591470	0.201%
10001	20000	620	0.096%	9562160	0.182%
20001	30000	235	0.036%	6095490	0.116%
30001	40000	130	0.020%	4746210	0.090%
40001	50000	91	0.014%	4348850	0.083%
50001	100000	191	0.030%	14256220	0.271%
100001	Above	534	0.083%	1710662140	32.504%
TOTAL		134633	20.819%	1853095350	35.210%
ADD: PHYSICAL SHARES		512056	79.181%	3409893430	64.790%
GRAND TOTAL		646689	100.000%	5262988780	100.000%



DSCH0707.WKS

FILE NO. 82.4524

TABLE II
NAME OF SHARE HOLDER AND
SHARES HELD BY THE
FOLLOWING, viz.

		Name of Share Holder	No of Shares	% to tot no. of shares
		(1)	(2)	(3)
(a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions - Instn. Investors (FII)	101651291	19.314%
	(iii)	Foreign Nationals	-	-
	(iv)	Non-Resident Indians	218980	0.042%
		TOTAL	101870271	19.356%
(b) Govt/Govt sponsored Financial Institutions	(i)	Life Insurance Corpn. of India	18084061	3.436%
	(ii)	Unit Trust of India	9730	0.002%
	(iii)	Industrial Fin. Corpn. of India	358200	0.068%
	(iv)	Industrial Dev. Bank of India	621266	0.118%
	(iv)	a.- SIDBI	1015000	0.193%
	(v)	Indst Credit & Inv Corp of India	52550	0.010%
	(vi)	Gen.Ins. Corpn. of India & Sub.	6064279	1.152%
	(vii)	Nationalised Banks	133789	0.025%
	(viii)	Government Companies	-	-
	(ix)	Central Government (RBI)	314338700	59.726%
	(x)	State Government	101862	0.019%
	(xi)	State Financial Corporations	-	-
		TOTAL	340779437	64.750%
(c) Bodies Corporate	(i)	Holding Companies	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other Bodies Corporate		
		- Domestic Companies	18002366	3.421%
		- Mutual Funds	24907708	4.733%
		TOTAL	42910074	8.153%
(d) Directors & their relatives		As defined in Sec.6 of the Companies Act, 1956.		N/A


SHARES & BONDS
CORPORATE CENTRE
MUMBAI

DSCH0707.WKS

FILE NO. 82.4524

TABLE III
HOLDINGS OF OFFICE BEARERS

Names of Directors, Managing Director, Chairman, President, Secretary and Manager	Official relationship to the Company	Number of shares
Shri A K Purwar	Chairman	103
Shri P N Venkatachalam	MD	53
Shri A K Batra	MD	53
Dr I G Patel	Director	500
Shri Ajay G Piramal	Director	806
Shri Prithvi Raj Khanna	Director	500
Shri Shantha Raju	Director	
Shri K P Jhunjhunwala	Director	
Shri Suman Kumar Bery	Director	500

Certified correct



Signature of

DSCH0707.WKS

WORKING FOR TABLE II

Category Narrn		Shares
43 Double Tax Avoidanc*		
42 FII	*	
41 Foreign Collaborato*		
40 Non Domestic Compan*		
FII	*	101651291
38 Mutual Funds	*	24907708
37 Other Bodies Corpor*		10719326
36 Govt.Cos/State Corp*		101862
35 Nationalised Banks		
- RBI	*	314338700
- Nationalised Ba*		133789
- MF	*	
34 GIC and Subsidiarie*		6064279
33 Body Corporate	*	7283040
33 IDBI	*	621266
33 ICICI	*	52550
33 SIDBI	*	1015000
33 IFCI	*	358200
32 LIC	*	18084061
31 UTI	*	9730
		383689511
22 NRO without Repat	*	89475
21 NRI with Repat	*	129505
20 NRO	*	
	*	218980
14 Trusts/Foundations/Firms		481479
11 Resident Indiv		40257617
10 Resident Indiv		
	*********	40739096
GRAND TOTAL	*********	526298878